UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 13D - A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            CAPITAL SOLUTION I, INC.
                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.0000001 PER SHARE
                         (Title of Class of Securities)

                                      [TBA]
                                 (CUSIP Number)
                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 2005
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Damian Guthrie

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
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               7    SOLE VOTING POWER
                    9,094,800 - adjusted for revers s[lit completed June 17,
                    2005
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         9,094,800 - adjusted for revers s[lit completed June 17,
   PERSON           2005
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,094,800 - adjusted for revers s[lit completed June 17, 2005

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6054%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.
        This statement on Schedule 13D relates to the common stock, par value $0.0000001 per share ("Common Stock"), of Capital Solution I, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6915 Red Road, Suite 222, Coral Gables, Florida 33143


ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Damian Guthrie

        (b) Business Address: 111 2nd Ave, N.E., Suite 910, St. Petersburg, Florida 33701.

        (c)   International Mergers and Acquisitions Consultant

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)   Citizenship: Australia


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On May 5, 2005, the Company entered into a share-for-share exchange agreement (the "Exchange Agreement") with Bedrock Holdings Inc., a Florida Corporation and each of the Bedrock Shareholders pursuant to which the Company offered to issue 300,000,000 shares (the "Shares") of its common stock, $.0000001 par value to the holders of shares of the capital stock of Bedrock in exchange for their contribution to the Company of all of the issued and outstanding capital stock of Bedrock and to certain other individuals who have offered and continued to offer valuable services (the "Service Providers") to Bedrock and the Company. Mr. Guthrie is the principal of four (4) of the entities listed as "Service Providers" and received his shares as compensation for past services and as incentive for continued services.

            On or near May 12, 2005, Mr. Guthrie purchased an aggregate of 11,724,000 shares of common stock (pre-split shares now adjusted to 1,172,400 post split shares effective June 17, 2005) from an unaffiliated shareholder in a private transaction. Mr. Guthrie titled the shares in three entities each of which he is the sole owner and has sole voting and dispositive control as follows: Moreton Bay Group Pty Limited - 224,000 shares; Bayshore Capital Pty Limited - 5,750,000 shares; and Harbourside Corporation Pty Limited - 5,750,000 shares. Mr. Guthrie used personal funds in the total amount of Forty Thousand Dollars ($40,000.00) for the purchase of such securities.

            On June 30, 2005, Mr. Guthrie purchased 1,172,400 shares of common stock (post split shares) from an unaffiliated shareholder in a private transaction. Mr. Guthrie titled the shares in the name of Bayshore Capital Pty Limited, an entity for which he is the sole owner and has sole voting and dispositive power. The consideration paid for the transaction was Two Hundred and Fifty Thousand Dollars ($250,000.00). Mr. Guthrie used personal funds for the transaction.

ITEM 4. PURPOSE OF TRANSACTION.
         On May 26, 2005, the Company consummated the acquisition of Bedrock and issued the Shares to the Bedrock Shareholders and the Service Providers pursuant to the terms of the Exchange Agreement. As the beneficial owner of four of the Service Providers referenced in Item 3 above (Harbourside Corporation Pty Limited; Jamison Corporation Pty Limited; Moreton Bay Group Pty Limited and Bayshore Capital Pty Limited), Mr. Guthrie received an aggregate of 67,500,000 shares (8.613%) of the Common Stock.

         The purpose of the transaction for Mr. Guthrie was to receive compensation for services he has performed and to provide him with incentive to continue to provide services.

         The purpose of the private purchase transactions was for investment, speculation and the hope for future profit.

        Mr. Guthrie does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Guthrie is deemed the beneficial owner of 9,094,800 shares of Common Stock of the Company representing 11.6054% of the Common Stock of the Company outstanding as of July 1, 2005. This number includes: (i) 9,094,800 shares of Common Stock currently owned individually by Mr. Guthrie, and (ii) no currently exercisable options.

        (b) Mr. Guthrie has sole voting power over 9,094,800 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 9,094,800 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c) Except as reported above in Item 3, Mr. Guthrie has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Guthrie.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth under Items 3, 4 and 5 and the share exchange agreement referred to herein is incorporated herein by reference. As described in Item 3 above, pursuant to the Exchange Agreement, Mr. Guthrie acquired 67,500,000 shares of Common Stock of the Company. The Exchange Agreement is filed with the Company's 8-K dated May 26, 2005.

       The purchase of securities on May 12, 2005 was not memorialized by a contract, however as described in paragraph 3, Mr. Guthrie received 11,724,000 pre split shares for a purchase price of $40,000.

       The Stock Purchase Agreement consummated on June 30, 2005 is incorporated herein by reference and attached hereto as an Exhibit. Pursuant to the Stock Purchase Agreement, Mr. Guthrie purchased 1,172,400 shares of common stock for a purchase price of $250,000.

        Mr. Guthrie holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans and, other than as set forth herein, has no interest in any securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. *Exchange Agreement, by and between Mr. Guthrie and the Company, dated as of May 5, 2005.


        Exhibit 2. Stock Purchase Agreement by and between Turner Hughes Corporation and Bayshore Capital Pty Limited.


         * Filed with the Company's 8-K dated May 26, 2005.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7 , 2005



                                                     By: /s/DAMIAN GUTHRIE
                                                        ----------------------
                                                     Name/Title: Damian Guthrie

                                   EXHIBIT 2

                        STOCK PURCHASE AND SALE AGREEMENT

         THIS AGREEMENT is entered into this ___ day of June, 2005 by and between TURNER HUGHES with an address at 2167 East 21st Street, PMB 103, Brooklyn, New York 11229 (the "Seller") and BAYSHORE CAPITAL PTY LIMITED, with an address of c/o 111 2nd Avenue, N.E., Suite 910, St. Petersburg, Florida 33701 (the "Buyer).

                                    RECITALS

         WHEREAS, TURNER HUGHES is the legal or beneficial owner of 1,150,000 shares of restricted common stock and 22,400 shares of unrestricted common stock, of the issued and outstanding shares of the common stock of Capital Solutions I, Inc. (CSON.OB)(the "Securities");

         WHEREAS, Seller desires to sell and transfer to Buyer and Buyer desires to purchase in accordance with the terms and conditions provided for herein the total 1,172,400 shares of common stock;

         WHEREAS, it is in the best interest of the Company and its continued operations to enter into this transaction.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound agree as follows:

                                    ARTICLE I
                  PURCHASE AND SALE OF SECURITIES AND SECURITY

Section 1.1 SALE OF SECURITIES: Subject to the terms and conditions set forth in this Agreement, Seller shall transfer and convey the Securities to Buyer, free and clear of any and all liens, claims, and encumbrances, whatsoever, and Buyer shall purchase the Securities from Seller (the "Transaction").

Section 1.2 CONSIDERATION: As payment for the transfer of the Securities by Seller to Buyers, Buyers shall deliver the sum of Two Hundred and Fifty Thousand Dollars ($250,000) via certified check or wire transfer at closing.

                                   ARTICLE II
                     PRECONDITIONS TO CLOSING/DUE DILIGENCE

Section 2.1 CONDITIONS TO CONSUMMATION OF THE TRANSACTION: The respective obligations of the parties with respect to this Transaction shall be subject to satisfaction of conditions customary to transactions of this type, including without limitation, (a) execution of this Stock Purchase Agreement by all parties; (b) absence of pending or threatened litigation, investigations or other matters affecting the Securities.

Section 2.2 CONDITIONS PRECEDENT TO SELLER'S OBLIGATION TO CLOSE: Seller's obligation to sell the Securities and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

              (a) Buyer shall have  tendered the  consideration  as specified in
              Section 1.2 of this Agreement.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represent and warrant that at the time of the execution of this Agreement and at the Closing thereof:

Section 3.1 MARKETABLE TITLE: The Seller shall convey to Buyer good and marketable title in and to the Securities, free and clear of any and all liens, claims, encumbrances, including, but not limited to, any and all pledges and security interests, and all other defects of title of any type whatsoever;

Section 3.2 AUTHORITY: The Seller has the right, power, legal capacity and authority to enter into and perform its respective obligations under this Agreement and no approvals or consents of any persons or entities are necessary in connection with it;

Section 3.3 OUTSTANDING CLAIMS, SUITS OR ACTIONS: Seller is not aware of any outstanding claims, suits or actions or potential claims, suits or actions in connection with the Securities. Seller has not been put on notice of default of any obligation.

Section 3.4   CREDITORS AND LIABILITIES:There are no liens on the Securities.

Section 3.5 CONTRACTS: The Seller is not a party to any agreement, contract, or understanding, oral or written, express or implied, which would prevent it from lawfully entering into this Agreement or which would create an obligation upon it as a result of this transaction. Seller has no contract with a business broker and is not obligated to pay a business broker a commission as a result of this Transaction.

                                   ARTICLE IV
                   REPRESENTATION AND WARRANTIES OF THE BUYER

The Buyer represents and warrants that:

Section 4.1 The Buyer is a sophisticated investor. The Buyer has the financial ability to pay the consideration required at Closing and to bear the economic risk of this investment in the Securities, has adequate means for providing for the current needs and contingencies of the Buyer and has no need for immediate liquidity with respect to the investment in the Company.

Section 4.2   The Buyer:

              (a) has evaluated the risks of a purchase of the Securities and has relied solely upon its own investigation of the Company and the information and representations made by the Seller contained herein this Agreement and any written information and documents provided to Buyer by the Seller;

              (b) has been  given  the  opportunity  to ask  questions  of,  and receive answers from, the Seller concerning the terms and conditions of the Securities and other matters pertaining to this investment, and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in any documents provided in order for the Buyer to evaluate the merits and risks of the purchase of the Securities to the extent the Seller possesses such information or could acquire it without unreasonable efforts or expense, and has not been furnished with any other offering literature upon which the Buyer has relied;

              (c) has not been furnished by Seller with any oral or written representation or oral or written information upon which the Buyer has relied in connection with the offering of the Securities that is not contained, or referred to, in this Agreement;

              (d) has investigated the acquisition of the Securities to the extent the Buyer has deemed necessary or desirable and the Seller has provided the Buyer with any assistance the Buyer has requested in connection herewith;

              (e) is an  accredited  investor  as that term is  defined  in rule
              501(a) of Regulation D under the Securities Act of 1933, as amended;

              (f) has determined that the Securities are a suitable investment for the Buyer and that at this time the Buyer could bear a complete loss of an investment in the Securities purchased hereby; and

              (g) together with its principals are experienced in transactions involving obtaining control of companies such as the Company.

Section 3.3 The Buyer is not relying on the Seller or any of its affiliates, or this Agreement, with respect to the Buyer's tax consequences with respect to the Buyer's purchase of the Securities.

Section 3.4   No federal or state agency has passed upon the  Securities or made
              any  finding  or   determination   as  to  the  fairness  of  this
              investment.

Section 3.5 The Buyer has the right, power, legal capacity and authority to enter into and perform their obligations under this Agreement and no approvals or consents of any persons or entities are necessary in connection with such actions.

                                   ARTICLE IV
                                   THE CLOSING

Section 4.1   SELLER OBLIGATIONS:  At the Closing, Sellers shall deliver to
              Buyer:


              (a) One or more irrevocable stock powers duly executed by Seller and medallion guaranteed to the Buyers in the name of Buyer.

              (b) The Seller and the Company shall instruct the transfer agent of the Securities strictly in accordance with this Agreement and/or at the direction and request of the Buyers, to provide for the Transactions contemplated herein.

Section 4.2 BUYER'S OBLIGATIONS: At the Closing, Buyer shall deliver to Seller the following:


              (a) Two Hundred and Fifty Thousand Dollars ($250,000.00)

Section 4.3 THE CLOSING. The Closing shall occur on or before close of business on June 28, 2005. Closing may occur in counterparts as necessary.

                                    ARTICLE V
                               GENERAL PROVISIONS

Section 5.1 ASSIGNMENT: Seller may not assign or transfer their interest and/or rights under this Agreement without the prior written consent of the Buyer. The Buyer may assign this Agreement to one or more persons or entities of which the Buyer controls without the consent of the Seller.

Section 5.2 BINDING EFFECT: This Agreement shall be binding upon the parties hereto and their personal representatives, executors, heirs, beneficiaries, distributees, successors, and permitted assigns, if any.

Section 5.3 NOTICES: Unless otherwise changed by written notice, any notice or other communications required or permitted hereunder shall be deemed given if sent facsimile, hand delivery or courier addressed to the respective party at the address set forth in the initial paragraph of this Agreement or by other means if receipt of such notice is acknowledged.

Section 5.4: GOVERNING LAW: This Agreement shall be governed and interpreted solely in accordance with the laws of the State of Florida, and applicable U.S. federal law, if any, and in each case without regard to their choice of laws principles.

Section 5.5: SURVIVAL OF REPRESENTATIONS: All agreements, representations, covenants, and warranties, on the part of the parties contained herein, shall survive the Closing of this Agreement, and any investigation made at the time with respect thereto, shall not merge into any of the documents and instruments executed and delivered pursuant hereto, and shall remain enforceable to the fullest extent permitted by law and/or equity.

Section 5.6: ENTIRE AGREEMENT: This Agreement embodies the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior, and contemporaneous, negotiations, agreements, and understandings, whether written or oral. This Agreement, nor any provision herein, may not be changed, waived, discharged, or terminated, except by an express written instrument signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.




SELLER:

TURNER HUGHES CORPORATION

BY:EDWARD HAYTER
   -------------------------


BUYER:

BAYSHORE CAPITAL PTY LIMITED

BY:DAMIAN GUTHRIE
   -------------------------